**DST Market Services, LLC**
**Statement of Financial Condition**
**(Confidential treatment requested)**
**December 31, 2015**

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 19,645,234 |
| Cash segregated under federal and other regulations | | 840,000 |
| Deposits with clearing organizations | | 324,679 |
| Accounts receivable | | 5,328,711 |
| Receivable from broker-dealers and clearing organizations | | 561,288 |
| Receivable from customers | | 154,963 |
| Prepaid expenses and other assets | | 4,155,333 |
| Securities owned | | 30,394 |
| Property and equipment, net | | 329,369 |
| Intangible assets, net | | 3,523,437 |
| Goodwill | | 4,457,008 |
| Total assets | $ | 39,350,416 |

**Liabilities and Member's Interest**

| | | |
|---|---|---:|
| Accounts payable | $ | 1,341,954 |
| Payable to broker-dealers and clearing organizations | | 145,587 |
| Payable to customers | | 794,606 |
| Accrued liabilities | | 2,513,644 |
| Income taxes payable | | 415,218 |
| Deferred income taxes | | 1,300,889 |
| Other liabilities | | 311,857 |
| Total liabilities | | 6,823,755 |
| Member's interest | | |
| Member's capital | | 16,772,825 |
| Retained earnings | | 15,753,836 |
| Total member's interest | | 32,526,661 |
| Total liabilities and member's interest | $ | 39,350,416 |

The accompanying notes are an integral part of these financial statements.